[redacted]

08031325

COMMISSION
549

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

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SEC FILE NUMBER
8- 53148

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gold Coast Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 E. Hillcrest Drive, Suite 225
(No. and Street)

Thousand Oaks (City) California (State) 91360 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tae P. Ho (805) 496-3660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber Hass Hurley LLP
(Name – *if individual, state last, first, middle name*)

15600 Devonshire St., Suite 210, Granada Hills, California
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 29 2008
THOMSON REUTERS

SEC
Mail Processing
Section
APR 21 2008
Washington, DC
104

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/28

OATH OR AFFIRMATION

I, Tae P. Ho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gold Coast Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chief Executive Officer

Title

Notary Public

SUSAN S. ANDERSON
COMM. # 1631982
NOTARY PUBLIC-CALIFORNIA
VENTURA COUNTY
MY COMM. EXP. DEC. 24, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLD COAST SECURITIES

Member NASD, SIPC

April 18, 2008

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Office of Filings and Information Systems
100 F Street NE
Washington, DC 20549

Re: Amendment to Audited Financial Statements
Gold Coast Securities, Inc.
SEC File No. 8-53148
CRD No. 110925

To whom it may concern:

Pursuant to a request from FINRA to amend this firm's 2007 annual audited financial statements, a copy of which is enclosed, please find enclosed two copies of the Form X-17A-5 Part III Facing Page and the Oath or Affirmation of the audited report.

Thank you for your attention to this matter. If you have any questions, please do not hesitate to contact me at (805) 496-3660.

Sincerely yours,
GOLD COAST SECURITIES, INC.

Tae P. Ho
President

SEC
Mail Processing
Section

APR 21 2008

Washington, DC
104

275 E. Hillcrest Drive, Suite 225, Thousand Oaks, CA 91360
Tel. 805-496-3660 ◇ 888-474-4610 ◇ Fax 805-496-3880

www.gcsec.com

FINRA™

Financial Industry Regulatory Authority

April 9, 2008

Tae Ho, CEO
Gold Coast Securities, Inc.
275 E. Hillcrest Drive, Suite 225
Thousand Oaks, CA 91360

Dear Mr. Ho:

This acknowledges receipt of your December 31, 2007 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d). The report as submitted appears deficient in that it did not contain the following:

1) An **original** Form X-17A-5 Part III Facing Page

2) An **original** Oath or Affirmation, signed and sworn by an Officer of Gold Coast Securities, Inc.

3) A copy of the February 26, 2008 separate letter on internal control mentioned on page 21. If no separate letter exists, a signed statement to that effect.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 23, 2008. If you have any questions, please contact Mary Soo, Senior Examiner at (213)613-2642.

Sincerely,

Allissa Johnson
Examination Manager

SEC
Mail Processing
Section

APR 21 2008

Washington, DC
104

Enclosure

cc: Cindy Wong, Assistant Regional Director
SEC
5670 Wilshire Boulevard, 11th Floor
Los Angeles, CA 90036-3468

Farber Hass Hurley LLP
15600 Devonshire Blvd., #210
Granada Hills, CA 91344

END